UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

SUBMISSION OF TRUST DEED OF INFOSYS EXPANDED STOCK OWNERSHIP TRUST
SIGNATURES
EXHIBIT 99.1

SUBMISSION OF TRUST DEED OF INFOSYS EXPANDED STOCK OWNERSHIP TRUST

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, this Report on Form 6-K regarding the Trust Deed of Infosys Expanded Stock Ownership Trust.

The shareholders of Infosys Limited at the 38th Annual General Meeting held on June 22, 2019, has approved the Infosys Expanded Stock Ownership Program – 2019.

A copy of the Trust Deed of Infosys Expanded Stock Ownership Trust disseminated by Infosys Limited to the stock exchanges on July 2, 2019 in this regard is attached to this Form 6-K as Exhibit 99.1

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ Inderpreet Sawhney

Date: July 5, 2019	Inderpreet Sawhney Group General Counsel & Chief Compliance Officer